Via EDGAR

April 4, 2014

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Nielsen Holdings N.V. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 21, 2014 File No. 001-35042

Dear Mr. Krikorian:

We are responding to your comment letter dated March 28, 2014, to James Cuminale, Chief Legal Counsel of Nielsen Holdings N.V. (“Nielsen” or the “Company”) related to the above document.

For ease of reference, we have repeated the Staff’s comment in italics text preceding our response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

Note 4. Discontinued Operations, page 69

1. Please tell us how you considered filing pro forma financial information for the sale of your Expositions business within four business days of the disposition. See Item 2.01 of Form 8-K, Rule 11-01(b)(2) of Regulation S-X and Question 129.01 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm. As part of your response, please provide us with the results of the significance tests in accordance with Rule 1-02(w) of Regulation S-X.

Response:

The Company evaluated whether filing pro forma financial information in conjunction with the sale of our Expositions business was required pursuant to Item 2.01 of Form 8-K and Rule 11-01(b)(2) of Regulation S-X. As a result of such evaluation, which was made at the time of the disposition, the Company determined the disposition did not rise to a significance level (as defined by Rule 1-02(w) of Regulation S-X) that would require the filing of pro forma information.

As requested, we have included the results of our significance tests in accordance with Rule 1-02(w) of Regulation S-X below. Please note that all tests are as of and for the year ended December 31, 2012, our most recently completed fiscal year at the time the test was performed in June 2013.

Asset Test - ($ in millions)
Expositions total assets	$758
Consolidated total assets	$14,585
Significance %	5.2%

Investment Test - ($ in millions)
Carrying value of disposed business	$645
Consolidated total assets	$14,585
Significance %	4.4%

Fair value of consideration received	$950
Consolidated total assets	$14,585
Significance %	6.5%

Income Test - ($ in millions)
Expositions income before income taxes, extraordinary items, cumulative effect of a change in accounting	$30
Consolidated income before income taxes, extraordinary items, cumulative effect of a change in accounting	$408
Significance %	7.4%

Although, based upon the foregoing, the disposition of our Expositions business was not considered “significant” as defined by Rule 1-02(w) of Regulation S-X, we further evaluated whether to voluntarily file pro forma financial information from a materiality perspective based upon an analysis of other financial measures we believe are meaningful to investors in the Company. A summary of that analysis is set forth below, again for the year ended December 31, 2012:

Segment	Operating Income/(loss)%		Non-GAAP Business Segment Income/(loss)%
Buy	$409	43.0%	$686	42.8%
Watch	537	56.4%	843	52.6%
Exposition	72	7.6%	94	5.9%
Corporate	(66)	(7.0%)	(21)	(1.3%)

Consolidated	$952		$1,602

Based upon the foregoing analysis, the Company determined not to voluntarily file pro forma financial information relating to the disposition of the Expositions’ business, as its operating income and non-GAAP business segment income represented 7.6% and 5.9% of the Company’s consolidated totals, respectively.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please don’t hesitate to contact me at 203-563-3155.

Sincerely,

/s/ James W. Cuminale
James W. Cuminale
Chief Legal Officer